May 2, 2005

Daniel Duchovny, Esq.
Division of Corporate Finance
U.S. Securities & Exchange Commission
Mail Stop 0511
Washington, D.C.  20549

         RE:      Speedhaul Holdings, Inc.
                  Amended Registration Statement on Form SB-2
                  File No. 333-121764
                  Filed on April 21, 2005

Dear Mr. Duchovny:

We represent Speedhaul Holdings, Inc. ("Speedhaul"). We are in receipt of your letter dated April 27, 2005 regarding the above referenced filing and the following are our responses:

Form SB-2
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Segway III Corp. Financial Statements as of December 31, 2003
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1.   We note your response to our prior comment 3. We note that the independent auditors' report included in this filing refers to "generally accepted accounting principles." Please obtain and include a revised independent auditors' report for the financial statements to be included in the Form SB-2 to appropriately indicate that your financial statements were presented, in all material respects, in conformity with accounting principles generally accepted in the United States of America.

     Answer: The audit report for the 2003 audit has been revised to indicate that the financial statements were presented, in all material respects, in conformity with accounting principles generally accepted in the United States of America.

Part II
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Recent Sales of Unregistered Securities
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2.   Please reconcile the issuance of shares in this section to the issuances appearing in the Statement of Stockholders' Equity for the period March 31, 2000 through September 30, 2004. We note the issuances of 39,900 shares and 20,000 shares in the Statement for the period January 1, 2003-September 30, 2004, which do not appear in the Part II disclosure. Similarly, we note the issuance of 60,100 shares in Part II which is not included in the Statement.

     Answer: The disclosure in Part II is correct. The September 30, 2004 financial Statements have been amended to reflect the issuance of 20,200 during the period ended September 30, 2004.

Very truly yours,

ANSLOW & JACLIN, LLP

By:/s/ Gregg E. Jaclin
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       GREGG E. JACLIN